05011973

BAA

82-3372

News release

SUPPL

For immediate release

11 October 2005

BAA agrees forward sale of Heathrow Terminal 5 hotel to Arora

BAA, the world's leading airport company, today announced that it had reached agreement for the sale of the ground lease of the Terminal 5 hotel, Heathrow Airport, to Arora International Hotels for £65 million. Completion of the transaction is scheduled to take place when construction of the hotel commences in March 2006.

The new 600 room hotel, which will operate under the Sofitel brand, will be linked directly to Terminal 5 and is the only hotel in the development. It is anticipated that the hotel will be completed in time for the opening of Terminal 5 in March 2008.

Margaret Ewing, Chief Financial Officer, BAA, commented:

"This sale brings to a successful conclusion our overall strategy for the project. Our first task was to select the right operator and we are delighted with the Arora/Sofitel combination. We then spent over a year refining the development agreement with Arora, to ensure that all the complexities of developing a hotel in the middle of the T5 complex were fully resolved. We have now agreed terms for the disposal of the resulting investment, as planned, to deliver significant value for BAA shareholders.

However, our involvement with the project does not end here and we look forward to working with Arora to deliver a truly world class hotel in time for the opening of Terminal 5."

Sc

10/25

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

Surinder Arora, Chairman of Arora International Hotels, said:

"We are delighted that we have secured the acquisition of BAA's superior 999 year leasehold interest. Our focus will now be on working with BAA and other partners to deliver this landmark 5 star Sofitel in time for the opening of Terminal 5."

For further information on BAA plc see www.baa.com

-Ends-

Media enquiries: Mark Mann, BAA plc
Tel +44 (0)20 7932 6609

City enquiries: Sarah Hunter, BAA plc
Tel +44 (0)20 7932 6692

BAA

News release

Embargoed until 0700 hrs Tuesday 11 October 2005

September Traffic Figures

BAA's seven UK airports handled a total of 13.5 million passengers in September, an increase of 3.0% on the same month last year and an improvement on growth recorded in July and August.

Among key passenger markets, the North Atlantic returned to growth with an increase of 3.1% in September, while other long haul routes recorded a collective increase of 8.6%. European scheduled traffic was up by 4.2% but European charter traffic was again weak; in September it dipped 7.4%. UK Domestic activity was 2.3% ahead of last year's level.

Each of BAA's UK airports recorded growth in September, the fastest being the 18.5% increase at Southampton. Stansted's traffic was up by 5.0%, while Heathrow and Gatwick were up by 1.4% and 2.9% respectively.

In Scotland the combination of a resurgence in oil industry activity and the biennial major oil industry conference helped Aberdeen to a 10.0% increase in passengers. There were also gains of 6.9% at Edinburgh and 2.1% at Glasgow.

In total the number of air transport movements was 3.6% up on last year but cargo tonnage was unchanged. Within this total Heathrow's cargo traffic was down by 0.8% but Gatwick's up by 2.3%.

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: Duncan Bonfield, BAA plc
Tel +44 (0)20 7932 6831

City enquiries: Sarah Hunter, BAA plc
Tel +44 (0)20 7932 6692

BAA

BAA Traffic Summary : September 2005

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Sep 05	% Change**	12 months to Sep 05	% Change***
Heathrow	6,042.0	1.4	35,829.0	-0.0	67,639.4	1.3
Gatwick	3,325.3	2.9	19,119.2	2.9	32,541.4	5.2
Stansted	2,036.0	5.0	12,136.6	6.3	21,891.9	6.1
London Area Total	**11,403.3**	**2.5**	**67,084.7**	**1.9**	**122,072.8**	**3.1**
Southampton	183.0	18.5	1,070.8	26.8	1,776.5	18.8
Glasgow	901.2	2.1	5,168.5	2.8	8,754.2	3.8
Edinburgh	782.7	6.9	4,680.0	7.5	8,373.5	6.2
Aberdeen	267.9	10.0	1,535.0	8.5	2,809.6	8.2
Scottish Total	**1,951.8**	**5.0**	**11,383.5**	**5.5**	**19,937.3**	**5.4**
BAA Total	**13,538.0**	**3.0**	**79,539.1**	**2.7**	**143,786.6**	**3.6**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Sep 05	% Change**	12 months to Sep 05	% Change***
Heathrow	39,928	1.5	240,405	0.5	470,861	0.5
Gatwick	23,554	3.1	138,479	4.1	250,585	5.0
Stansted	15,885	1.4	94,444	1.6	178,304	0.8
London Area Total	**79,367**	**2.0**	**473,328**	**1.8**	**899,750**	**1.7**
Southampton	4,097	17.5	24,205	24.0	42,649	16.5
Glasgow	8,937	3.7	53,322	5.8	96,399	5.5
Edinburgh	10,245	6.6	61,758	6.1	116,121	3.7
Aberdeen	8,133	10.8	47,660	12.1	89,392	10.4
Scottish Total	**27,315**	**6.8**	**162,740**	**7.7**	**301,912**	**6.2**
BAA Total	**110,779**	**3.6**	**660,273**	**3.9**	**1,244,311**	**3.2**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Sep 05	% Change**	12 months to Sep 05	% Change***
Heathrow	109,000	-0.8	651,570	-1.5	1,313,623	1.1
Gatwick	17,683	2.3	106,348	1.6	217,792	-0.7
Stansted	20,085	-0.9	121,031	8.2	237,703	5.9
London Area Total	**146,768**	**-0.4**	**878,949**	**0.1**	**1,769,118**	**1.5**
Southampton	18	-37.9	118	-19.7	232	-18.6
Glasgow	919	2.1	5,191	8.2	9,047	25.2
Edinburgh	2,896	22.7	13,432	0.2	28,182	6.2
Aberdeen	370	10.8	2,132	12.0	4,102	13.8
Scottish Total	**4,185**	**16.4**	**20,755**	**3.2**	**41,331**	**10.6**
BAA Total	**150,971**	**-0.0**	**899,822**	**0.2**	**1,810,681**	**1.7**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of September 2004

** compared to the six months April to September 2004

*** compared to the twelve months to September 2004

BAA

Market Comparison: September 2005

Market	*BAA Total Sep 04 (000s)*	*BAA Total Sep 05 (000s)*	*% Change*
Domestic	2,348	2,401	2.3
Eire	565	604	7.0
European Scheduled	5,136	5,353	4.2
European Charter*	1,593	1,475	-7.4
North Atlantic	1,729	1,782	3.1
Other Long Haul	1,770	1,922	8.6
Total	**13,141**	**13,538**	**3.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.